Room 4561
								November 15, 2005

Mr. Alexander Gersh
Chief Financial Officer
NDS Group plc
One London Road
Staines, Middlesex TW18 4EX
United Kingdom

Re:	NDS Group plc
Form 10-KSB for Fiscal Year Ended June 30, 2005
		File No. 0-30364

Dear Mr. Gersh:

      We have reviewed your responses to the comments raised in our letter dated September 27, 2005 and have the following comments.

      We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prior comment 1

1. With regard to your accounting for revenue from sales of smart cards in accordance with SAB No. 104, tell us when you last assessed the continuing applicability of this revenue model. Your accounting for smart cards in accordance with this model suggests that you believe software is incidental to these products. Given the rapid technological advances inherent in your industry, tell us what consideration you have given to whether the software embedded in your smart cards could be more than incidental to the product and would therefore require the application of SOP 97-2. At a minimum, please address the following in your response:

a. Describe your consideration of each of the factors identified in the second footnote to SOP 97-2, as well as any other factors that you consider to be relevant in supporting your determination that software is incidental to your smart cards and replacement cards.

b. Define the nature of security maintenance that is provided to purchasers of the smart cards. Indicate whether these maintenance services include upgrades or bug fixes.

c. Clarify whether smart cards have substantive functionality apart from the software to perform the operations required by customers. That is, are the operations of the smart card carried out primarily by the software or the hardware or are the functions interdependent?
Tell us whether smart card software is ever sold outside of arrangements that also include smart cards.

d. Clarify whether the new features and up-to-date technology introduced by changeover cards impact the card, the software, or both. Similarly, tell us whether the customization services you offer result in the modification of the embedded software, the hardware or both.

2. We note that the conditional access category has various revenue elements that each have different revenue policies. Consider revising your disclosure to clearly indicate how revenue is recognized and earned by each type of technology service provided or by the three main categories of customers (see your page 2). This disclosure would then be consistent with the revenue line items presented on your statement of income. For example, your response illustrates that conditional access revenue arises from integration, development and support and license fees, however, this fact is not clearly disclosed and addressed in the footnote. Further, the method of allocating the fees to elements should also be clearly disclosed.
See SAB Topic 13 (B).

3. We note that in some cases you follow SOP 97-2 and in others you apply SAB 104 and EITF 00-21. Tell us whether any of your arrangements include both SOP 97-2 elements and SAB 104 elements. If so, clearly indicate how you apply EITF 00-21 in these instances. For example, indicate how you bifurcate revenue to the smart card, security maintenance and conditional access software. Include disclosures accordingly.

Prior comment 2

4. With regard to the customer arrangements identified in your response as "Contract Type A" and "Contract Type C", please further clarify the nature of your continuing performance obligations. Explain why you believe that the obligation represents a deliverable since at the inception of the contract the deliverable is not specified or known. Conversely, if the smart cards are subject to SOP 97-2, tell us whether your obligations to provide changeover cards represent specified future products or functionality to be created and delivered or whether your obligation is to provide changeover cards that include upgrades and new features on an unspecified or as-available basis. Further, indicate why you do not believe that this obligation should be considered part of PCS since it is due on a "when-and-if available" basis.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	You may contact Tamara Tangen at (202) 551-3443 if you have questions regarding the above comments. If you need further assistance, you may contact me at (202) 551-3488.


      Sincerely,



      Stephen G. Krikorian
      Branch Chief - Accounting


cc:   	Via facsimile:  212-918-3100
      Amy Bowerman Freed, Esq.
      Hogan & Hartson L.L.P.
      875 Third Avenue
      New York, NY  10022







Mr. Alexander Gersh
NDS Group plc
November 15, 2005
Page 3